Exhibit 21.1

Subsidiaries of IEC Electronics Corp.

September 30, 2011

Subsidiary	State of incorporation

IEC Electronics Wire and Cable, Inc.	New York

IEC Electronics Corp.-Albuquerque	New Mexico

Dynamic Research and Testing Laboratories, LLC	New Mexico

Southern California Braiding, Inc.	Delaware